UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2006

Commission File Number: 000-31172

ALBERTA STAR DEVELOPMENT CORP.

(Translation of Registrant’s Name into English)

200 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F X      Form 40-F _______

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)]

Yes _______ No    X

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)]

Yes _______ No    X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12-g-3-3(b) under the Securities Exchange Act of 1934]

Yes _______ No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

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ALBERTA STAR DEVELOPMENT CORP.

Suite 506 - 675 West Hastings Street ∙ Vancouver ∙ British Columbia ∙ V6B 1N2

Telephone:  (604) 681-3131    Facsimile:  (604) 801-5499

NEWS RELEASE

November 16, 2006	TSX-V Trading Symbol: ASX
OTC BB Trading Symbol: ASXSF

 ALBERTA STAR DRILLING INTERSECTS 42.0 GR/TON SILVER (Ag) OVER 9.9 METERS (32. 5 FEET) AND A NEW HIGH GRADE POLY-METALLIC DISCOVERY AT CONTACT LAKE.

Alberta Star Development Corp. (the “Company”) listed on the TSX Venture Exchange (ASX) and on the OTCBB (ASXSF), is pleased to report that the Company has discovered a new high grade poly-metallic breccia that is rich in copper, molybdenum, lead, zinc, silver and tungsten, known as the Mile Lake Breccia situated on the Company’s Contact Lake property on the south side of Echo Bay.  Preliminary drilling of the Mile Lake Breccia has yielded some significant poly-metallic drill results from an 8 hole drill program. Drilling and field work has confirmed widespread poly-metallic mineralization at several target areas at Mile Lake, in both exploration rock sampling and in drill core.

The Mile Lake Breccia is a new discovery in which poly-metallic mineralization and alteration is intermittently exposed for over 2 kilometers in strike length, within a regionally extensive laminated volcaniclastic tuff. The mineralization occurs within the same suite of volcano-plutonic rocks that host other poly-metallic zones in the Eldorado & Contact lake mineral belt, including the former El Bonanza Silver- Uranium (U-Ag) and the Eldorado Uranium (U-Ag- Cu- Co- Ni- Bi) mines.

The accompanying table gives a summary of drilling highlights and assay results from the initial 2 drill holes of an 8 hole program reporting from Mile Lake, NT.  As of November 15, 2006 the Company is awaiting assays of six more drill holes at Mile Lake:

Mile Lake Drill Summary

DRILL HOLE RESULTS
Drill Hole	Length	Copper (Cu)	Lead (Pb)	Zinc (Zn)	Silver (Ag)	Molybdenum (Mo)	Tungsten (W)
	m (ft)	wt %	wt %	wt%	g/t(Ounces/t)	wt %	wt %
CLMB 06-01	8.62 (28.3)	1.81%	0.64%	1.19%	29.1 (0.94)	0.053%	0.032%
CLMB 06-02	9.90 (32.48)	1.64%	1.00%	2.30%	42.0 (1.35)	0.071%	0.164%

Metal values as at today’s market price. Gold $622.20 US per ounce, Copper $3.09 per pound, Silver $11.88 US per ounce, Cobalt $16.30 US per pound, Zinc $1.95 US  per pound, Lead $0.69 US per pound, Molybdenum $27.50 US per pound, and Uranium $62.50 US per pound as of Nov 16, 2006.

The drill results confirm the poly-metallic nature of the mineralization and demonstrate the widespread distribution of IOCG associated mineralization in the Eldorado & Contact Lake district. The Mile Lake Breccia is open for drilling along a strike length of greater than 2 kilometers within a 100 to 200 meter wide horizon. This is one of a number of large IOCG & uranium targets that are emerging at Contact Lake, that are characterized by two to six different  metals within a  target horizon.

The Company collected over 60 surface rock samples from the Mile Lake property that were analyzed during the program which assayed values to a maximum of 15.34% copper, 1.90% lead, 5.71% zinc, and 293.0 g/ton (9.43 oz/ton) silver. In addition to grab sampling, chip sampling was carried out along an exposed trench which produced the following average values over 3 meters (9.84 feet). The samples returned values of 3.48% copper, 0.70% lead, 0.78% zinc, and 23.0 g/ton (0.74 oz/ton) silver and 0.12% molybdenum.

Summary of high-grade grab samples from Mile Lake, NT are listed below:

Mile Lake Breccia Surface Sample- Results

		Copper	Lead	Zinc	Silver	Silver
		(Cu)	(Pb)	(Zn)	(Ag)	(Ag)
Sample #	Location	wt %	wt %	wt%	g/t	Ounces/t
158332	Western area	3.51	0.84	1.61	45.10	1.45
158333	Western area	0.35	0.04	0.2	26.30	0.85
158334	Main showing	0.07	0.03	0.04	0.70	0.02
158335	Main showing	0.14	0.04	0.07	10.20	0.33
160851	Main showing	0.4	0.1	0.26	4.20	0.14
160878	Main showing	11.72	0.98	0.11	84.30	2.71
160879	Main showing	15.34	0.99	0.06	95.50	3.07
160880	Main showing	1.28	0.8	0.38	12.50	0.40
160881	Main showing	5.64	1.74	5.71	126.90	4.08
160882	Main showing	11.5	1.90	4.07	293.00	9.42
160883	Main showing	1.28	1.20	2.37	23.00	0.74
368957	Main showing	0.64	0.22	1.32	13.00	0.42
368961	Main showing	0.69	0.72	0.34	9.00	0.29
368962	Main showing	1.38	0.26	0.72	10.90	0.35
368964	Main showing	0.21	0.02	0.03	1.20	0.04
368982	Main showing	0.45	0.42	0.06	11.50	0.37
368984	Main showing	0.27	0.03	0.21	43.80	1.41
368985	Main showing	0.71	0.21	0.21	12.40	0.40
368986	Main showing	0.56	0.26	0.31	5.50	0.18
368988	Main showing	0.86	-	-	2.20	0.07
368989	Main showing	0.11	0.01	0.06	3.00	0.10
368990	Main showing	0.12	-	0.09	0.20	0.01
434618	Main showing	0.28	0.11	0.07	1.90	0.06
434619	Main showing	0.39	0.02	0.42	6.20	0.20
434965	Mile Lake	0.08	0.14	0.11	23.40	0.75
434966	Mile Lake	0.03	0.18	0.21	2.30	0.07
434970	Main showing	0.33	0.01	0.1	4.90	0.16

Mile Lake Map may be viewed by clicking on the following link:www.albaerta-star.com/milelake.htm

The Company has shipped over 7000 drill core and surface exploration samples to ACME Analytical Laboratories for assaying. A number of mineralized poly-metallic zones have been encountered in its drill core and in surface exploration sampling. Many of the samples returned high values that were over normal detection limits and were sent for re-assaying to confirm results.  The Company will be releasing the results from additional IOCG targets examined at Eldorado & Contact Lake from 2006, upon receipt of assay and re-assay results.

THE ELDORADO URANIUM MINE – ELDORADO URANIUM DISTRICT

The Eldorado Uranium Mine formerly mined and produced 15 million pounds of uranium at an average head grade of 0.75% U308 and 8 million ounces of silver plus, copper, nickel, radium, and lead at the Eldorado - Port Radium area commencing in 1933. The Eldorado Mine has approximately 25 miles of existing underground workings developed on fourteen levels and was formerly one of Canada’s principal producers of high grade uranium pitchblende concentrates from the 1930’s to 1960’s. The Echo Bay mine produced over 23,779,178 million ounces of silver at an average head grade of approximately 66 ounces per ton prior to its closure in 1982.

The Company has assembled an experienced IOCG & uranium technical team with advanced uranium exploration expertise, whom believe the Eldorado & Contact Lake district has the potential to host both Olympic Dam and volcanic hosted styles of copper, gold, and uranium deposits. The current November 16, 2006 spot price for uranium provided by the The Ux Consulting Company LLC (www.uxc.com) is now $62.50 US per pound

THE ELDORADO & CONTACT LAKE IRON OXIDE COPPER, GOLD, SILVER AND URANIUM PROJECTS

The Eldorado & Contact Lake Permit Areas are located on the east side of Great Bear Lake in Canada’s Northwest Territories. The permit areas are situated 470 kilometers north of the city of Yellowknife. The total size of the Eldorado & Contact Lake Permit area covers over 51,473 acres in size.  The Eldorado IOCG Project area includes two past producing high grade silver and uranium mines, the Echo Bay Silver Mine which produced 23,779,178 ounces of silver and the Eldorado Uranium Mine which produced 15 million pounds of uranium and 8 million ounces of silver.  The five past producing silver and uranium mines include the Echo Bay Silver Mine, Eldorado Uranium Mine, Contact Lake Silver and Uranium Mine, Bonanza and El Bonanza Silver and Uranium mines and are now included within the Company’s land package ownership. Olympic Dam volcanic hosted hydrothermal iron-oxide copper, gold style of deposits are attractive targets for exploration and development due to their poly-metallic nature, high unit value and enormous size and grade tonnage potential. The Eldorado Mineral Belt has long been recognized by geologists, as one of the most prospective Iron oxide copper, gold, silver and Uranium regions in northern Canada.

ALBERTA STAR DEVELOPMENT CORPORATION

Alberta Star is a Canadian mineral exploration company that identifies, acquires, finances advanced stage mineral exploration projects in Canada. The Company is committed to creating long term shareholder value through the discovery of base and precious metals and uranium.

ALLAN FELDMAN-INVESTOR RELATIONS

Investors are welcomed to contact Mr. Allan Feldman, Alberta Star’s In-house Investor Relations and Corporate Communications Specialist, for all corporate updates at (604) 948-9663

FOR FURTHER INFORMATION, PLEASE CONTACT:

Tim Coupland. President and CEO

Alberta Star Development Corp.

Tel 604.681.3131           Fax 604.801.5499

www.alberta-star.com

ALBERTA STAR DEVELOPMENT CORP.

Tim Coupland

President & CEO

Dr. Hamid Mumim Ph.D., P.Eng. is the qualified person for the Eldorado & Contact Lake IOCG Projects.

These results have been prepared under the supervision of Dr. H Mumin, Ph.D., P.Eng, who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data.  All rock samples were analyzed by Acme Analytical Laboratories Lt and Actlabs Laboratories Ltd.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this News Release.

This news release contains certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical fact, that address future production, reserve potential, exploration drilling,  exploitation activities and events or developments that the Company expects to occur, are forward looking statements.  Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans” “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur.  Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements.  Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.  Forward looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made.  The Company undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change.  For further information investors should review the Company’s filings that are available at www.sedar.com or contact Tim Coupland, President at (604) 681-3131.